[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.	140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com
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United States Securities and Exchange Commission	Madrid	Washington, D.C.
Division of Corporation Finance
100 F Street, N.E.	File No. 039215-0005

Washington, D.C. 20549-6010

Attention:	Jeffrey Riedler, Assistant Director
	Jennifer Riegel, Special Counsel	FOIA Confidential Treatment Requested Under 17 C.F.R §200.83
Karen Ubell, Staff Attorney
Lisa Vanjoske, Senior Staff Accountant
Tabatha Akins, Staff Accountant

Re:	OncoMed Pharmaceuticals, Inc.
Stock-Based Compensation
Registration Statement on Form S-1 (File No. 333-181331)

Ladies and Gentleman:

On behalf of OncoMed Pharmaceuticals, Inc. (the “Company”), we submit this letter (the “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on May 11, 2012 and the Company filed Amendment No. 7 to the Registration Statement on June 24, 2013 (“Amendment No. 7”). The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation for its consideration during the review cycle so that the Company may be in a position to print a preliminary prospectus as promptly as practicable after filing an Amendment to the Registration Statement (the “Amendment”). We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in the Letter.

The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock-Based Compensation” (the “Section”), which has previously been filed and is included on pages 59 through 63 of Amendment No. 7.

CONFIDENTIAL TREATMENT REQUESTED BY

ONCOMED PHARMACEUTICALS, INC.

OMD-1001

June 28, 2013

The Company supplementally advises the Staff that while not reflected in Amendment No. 7, based on discussions with the Company’s Board of Directors and reflecting the input from the lead underwriters for its initial public offering, the Company currently anticipates a price range of [*] to [*] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately [*] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any reverse stock split that the Company might effect prior to the Company’s initial public offering. The Company is currently anticipating approximately a [*] reverse stock split, which would result in a post-split Preliminary IPO Price Range of [*] to [*] per share, with a midpoint of [*] per share. The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in an Amendment prior to any distribution of the preliminary prospectus in connection with the Company’s Road Show.

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

As previously disclosed, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Company’s Board of Directors also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as disclosed in Amendment No. 7.

As described in more detail in the Section, the Company has historically used a combination of the market multiple approach and the initial public offering value approach to estimate the enterprise value of the Company, each weighted equally. The per share common stock fair value was estimated by allocating the enterprise value using the option pricing method (“OPM”) at the June 15, 2010 and June 15, 2011 valuation dates, and the probability-weighted expected return method (“PWERM”) beginning with the December 31, 2011 valuation date. OPM and PWERM are each an accepted valuation method under the AICPA Practice Guide. OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative. As described in the Section, we switched to PWERM as more certainty developed regarding possible exit outcomes, including the possibility of an initial public offering.

DISCUSSION OF MOST RECENT FAIR VALUE DETERMINATION

On March 15, 2013, the Company most recently determined the fair value of its common stock to be $1.50 per share (the “Estimated Fair Value Per Share”) , which was based in part on a third party valuation conducted as of December 31, 2012 using the PWERM and a determination that there were no internal events specific to the Company that would indicate the Estimated Fair Value Per Share of its common stock would have materially changed from December 31, 2012. The Estimated Fair Value Per Share was used for the pricing of stock option grants on March 15, 2013, which consisted of option grants exercisable for an aggregate of 702,473 shares of common stock to two of the Company’s employees, neither of whom is a C-level officer. There have been no equity grants since March 15, 2013. The Company determined this Estimated Fair Value Per Share assuming four (4) potential future events:

(i) an initial public offering in the second half of 2013 (the “2013 IPO”);

[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

CONFIDENTIAL TREATMENT REQUESTED BY

ONCOMED PHARMACEUTICALS, INC.

OMD-1002

June 28, 2013

(ii) a strategic merger or sale of the Company in the latter part of 2013 (the “2013 Merger or Sale”);

(iii) remaining a private company (“Remain Private”); or

(iv) a dissolution or other liquidity event of the Company with no value to common stockholders (the “Dissolution”).

For each of these potential future liquidity events, the Company estimated an equity value (discounted for lack of marketability in the 2013 Merger or Sale and Remain Private scenarios), an equity value discounted to present value and a probability weighting of the applicable liquidity event. The following table sets forth the results of the PWERM analysis as of December 31, 2012 that was used in part by the Company to determine the Estimated Fair Value Per Share for the above-referenced option grants on March 15, 2013 (in millions, except per share data):

PWERM	2013 IPO	2013 Merger or Sale[2]	Remain Private[2]	Dissolution
Equity Value at Exit Event	[*]	[*]	[*]	[*]
Equity Value (PV)[1]	[*]	[*]	[*]	[*]
Equity Value Per Share (PV)	[*]	[*]	[*]	[*]
Probability weighting	35%	25%	35%	5%
Weighted Equity Value (PV)	[*]	[*]	[*]	[*]
Weighted Equity Value Per Share (PV)	[*]	[*]	[*]	[*]
Estimated Fair Value Per Share	$1.50

[1]	Refers to the equity value discounted to present value based on the determination of the estimated time to the applicable liquidity event.
[2]	There is a discount factor of 12.5% for lack of marketability that is already factored into the equity value into the 2013 Merger or Sale and Remain Private scenarios.

The Company believes that the potential liquidity events used in its PWERM analysis and the probability weighting of each event was reasonable at the time, in light of the Company’s stage of development, including the status of its research and development efforts and the status of data with respect to ongoing preclinical studies and clinical trials, the Company’s financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions. Note in this regard that the Company has been in registration for over a year, and the reluctance of the Company to proceed with an IPO was based in part on the significant risks that the Company has faced relative to achieving a successful offering in the market climate that existed throughout 2012 and extending into 2013. Given these market conditions, the Company and its existing shareholders did not believe that an initial public offering would yield a valuation that would meet their expectations, so the Company determined that 35% was an appropriate probability weighting for the 2013 IPO scenario as of December 31, 2012, and was still reasonable as of March 15, 2013.

[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

CONFIDENTIAL TREATMENT REQUESTED BY

ONCOMED PHARMACEUTICALS, INC.

OMD-1003

June 28, 2013

To determine the equity value for the 2013 IPO, the Company derived a range of equity values from an analysis of the valuations of comparably sized biotechnology companies at the time of their respective initial public offerings, including, among others: Clovis Oncology, Inc., Merrimack Pharmaceuticals, Inc., TESARO, Inc., Kythera Biopharmaceuticals, Inc., Regulus Therapeutics Inc., Hyperion Therapeutics, Inc. and Cempra Inc.

To determine the equity value for the 2013 Merger or Sale the Company first estimated (i) the equity value using the market multiple approach and (ii) the equity value for the 2013 IPO (as described above). The market multiple approach estimates the value of the business by comparing a company to similar publicly-traded companies. When selecting the comparable companies to be used for the market multiple approach, the Company focused on companies within the biopharmaceutical industry and in pre-Phase III clinical development. Those companies include: ARIAD Pharmaceuticals, Inc., Alnylam Pharmaceuticals, Inc., ArQule, Inc., AVEO Pharmaceuticals, Inc., Clovis Oncology, Inc., Cytokinetics, Inc., Geron Corporation, ImmunoGen, Inc., Merrimack Pharmaceuticals, Inc. and NewLink Genetics Corporation. The Company then averaged the value obtained from the market multiple approach and the value obtained from the 2013 IPO approach, and adjusted that average value to a future value based on a 14% annual return and assuming a 1.0-year term to a sale. The Company also applied an estimated 35% control premium to yield the estimated 2013 Merger or Sale scenario value.

To determine the equity value for the Remain Private scenario, the Company first calculated the average equity value determined by (i) the market multiple approach described above and (ii) the 2013 IPO scenario. The Company next added the cumulative proceeds from the exercise of all options and preferred stock warrants outstanding to that average equity value. To arrive at the equity value for the Remain Private scenario, the Company then subtracted the total combined liquidation preference of the Company’s preferred stock, as each series of the Company’s preferred stock either had full participation rights or had a higher liquidation preference than the implied common stock price per share.

For the Dissolution scenario, the Company assumed that there was no value to the common stockholders as the Company’s book value was less than the cumulative preferred stock liquidation preference.

PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary IPO Price Range is [*] to [*] per share, with a Preliminary Assumed IPO Price of approximately [*] per share. The prices per share above do not reflect any reverse stock split that the Company might effect prior to the Company’s initial public offering.

The following table summarizes the Company’s anticipated pre-offering equity values (based on the low-end, mid-point and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

	Low-End	Mid-Point	High-End
Pre-Offering Equity Value	[*]	[*]	[*]
Pre-Offering Equity Value Per Share	[*]	[*]	[*]

[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

CONFIDENTIAL TREATMENT REQUESTED BY

ONCOMED PHARMACEUTICALS, INC.

OMD-1004

June 28, 2013

COMPARISON OF IPO PRICE RANGE AND ESTIMATED FAIR VALUE PER SHARE

A primary factor that accounts for the higher Preliminary IPO Price Range when compared to the Estimated Fair Value Per Share is that the Preliminary IPO Price Range necessarily assumes only a single successful liquidity event, the 2013 IPO. The PWERM, on the other hand, utilizes a probability-weighted approach (as outlined above), and the resulting Estimated Fair Value Per Share reflects the potential for alternative liquidity events, which inherently decreases the Estimated Fair Value Per Share due to the combination of the mix of other expected equity values discounted for their future value. The PWERM also involves the application of a discount for lack of marketability, while the Preliminary IPO Price Range does not include a discount for lack of marketability, as an active trading market for the common stock will exist following the IPO. As a result, the Preliminary IPO Price Range was neither reduced by the expected future business values (discounted to present value) from other potential future liquidity events nor discounted for a lack of marketability.

Additionally, since the date the Estimated Fair Value Per Share was determined, market conditions for development-stage biotechnology and pharmaceutical initial public offerings have significantly improved. From January 1, 2013 to March 15, 2013, there were only two development-stage biotechnology or pharmaceutical initial public offerings, with mixed results: KaleBios Pharmaceuticals, Inc., which was down 20.5% as of March 15, 2013 from its initial offering price on January 31, 2013; and Stemline Therapeutics, Inc., which was up 15.5% as of March 15, 2013 from its initial offering price on January 28, 2013. By contrast, from March 15, 2013 to June 27, 2013, there have been eleven development-stage biotechnology or pharmaceutical initial public offerings, most of which have experienced very significant stock price appreciation. These include:

	Initial Range	IPO Date	IPO Price	June 27, 2013 Closing Price	Percentage Change
PTC Therapeutics, Inc.	$13.00-$16.00	6/19/2013	$15.00	$13.63	(9.1%)
bluebird bio, Inc.	$14.00-$16.00	6/18/2013	$17.00	$25.00	47.1%
Epizyme, Inc.	$13.00-$15.00	5/30/2013	$15.00	$27.56	83.7%
Portola Pharmaceuticals, Inc.	$13.00-$16.00	5/21/2013	$14.50	$24.13	66.4%
Alcobra Ltd.	$10.00-$12.00	5/21/2013	$8.00	$6.77	(15.4%)
Ambit Biosciences Corporation	$13.00-$15.00	5/15/2013	$8.00	$7.11	(11.1%)
Receptos, Inc.	$14.00-$16.00	5/8/2013	$11.50	$19.46	69.2%
Omthera Pharmaceuticals, Inc.	$12.00-$14.00	4/11/2013	$8.00	$13.36	67.0%
Chimerix, Inc.	$13.00-$15.00	4/10/2013	$14.00	$23.91	70.8%
Enanta Pharmaceuticals, Inc.	$14.00-$16.00	3/20/2013	$14.00	$17.99	28.5%
Tetraphase Pharmaceuticals, Inc.	$8.00-$10.00	3/19/2013	$7.00	$7.78	11.1%

					37.1%

CONFIDENTIAL TREATMENT REQUESTED BY

ONCOMED PHARMACEUTICALS, INC.

OMD-1005

June 28, 2013

The three most recent initial public offerings listed above priced within the top half of their initial ranges (with bluebird bio, Inc. pricing above its initial range), and the notable stock price performance of seven of the offerings listed above (most recently, bluebird bio, Inc.) has energized the initial public offering pipeline for development-stage biotechnology and pharmaceutical companies.

Additionally, the performance of development-stage biotechnology companies with a focus specific to cancer stem cells, like the Company, has been extremely strong in recent months. Verastem, Inc.’s stock price has increased 44.5% since March 15, 2013, and 92.1% of this increase occurred in June. Stemline Therapeutics, Inc.’s stock price has increased 94.8% since March 15, 2013, and 50% of this increase occurred in June.

These improved market conditions for development-stage biotechnology and pharmaceutical company initial public offerings, and for development-stage biotechnology companies focusing on cancer stem cells, were another primary factor that accounts for the increase in the Preliminary IPO Price Range over the Estimated Fair Value Per Share. It was only as a result of these improved conditions, and particularly the events of the last 60 days, that the Company’s and its existing stockholders’ expectations around potential initial public offering valuation improved and the Company received feedback from its lead underwriters, in part based on “test the waters” meetings with key institutional investors as permitted under the Jumpstart Our Business Startups Act, that a valuation in the range of the Preliminary IPO Range could be achievable.

Finally, since March 15, 2013, the Company has continued to gather clinical data that is of a positive nature, including partial responses in certain early stage trials.

CONCLUSION

The Company has historically determined the estimated fair value per share of its common stock consistent with the guidance set forth in the AICPA Practice Guide, including the OPM and later, the PWERM, which are both accepted valuation methods under the AICPA Practice Guide. The Company believes that the probability weighting of each potential liquidity event used in its PWERM analysis as of December 31, 2012, and relied upon in part in determining the Estimated Fair Value Per Share as of March 15, 2013, was reasonable at those times, in light of the Company’s stage of development, including the status of its research and development efforts and the status of data with respect to ongoing preclinical studies and clinical trials, the Company’s financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions. As a result, the Company believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants have been reasonable and appropriate.

CONFIDENTIAL TREATMENT REQUESTED BY

ONCOMED PHARMACEUTICALS, INC.

OMD-1006

June 28, 2013

Please do not hesitate to contact me by telephone at (650) 463-4662 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Zachary D. Hale

Zachary D. Hale of LATHAM & WATKINS LLP

cc:	Paul J. Hastings, OncoMed Pharmaceuticals, Inc.
William D. Waddill, OncoMed Pharmaceuticals, Inc.
Alicia J. Hager, OncoMed Pharmaceuticals, Inc.
Donald J. Murray, Covington & Burling LLP
Alan C. Mendelson, Latham & Watkins LLP
Mark V. Roeder, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY

ONCOMED PHARMACEUTICALS, INC.

OMD-1007